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SEC FILE NUMBER
8-67922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kershner Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1825-B Kramer Lane, Suite 200
(No. and Street)

Austin	Texas	78758
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon B. Sanderson	512-439-8140	jsanderson@kershnertrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

11/20/14	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon B. Sanderson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kershner Securities, LLC, as of February 26th, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: Chief Financial Officer

____
Notary Public

APRIL S PITTS
Notary ID #131911788
My Commission Expires
March 10, 2027
NOTARY PUBLIC STATE OF TEXAS

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kershner Securities, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)

Financial Statements and Supplemental Schedules
With Report of Independent Registered Public Accounting Firm

December 31, 2024

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Index to Financial Statements and Supplemental Schedules
December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of Kershner Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kershner Securities, LLC a Wholly Owned Subsidiary of Kershner Trading Group, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kershner Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kershner Securities, LLC's management. Our responsibility is to express an opinion on Kershner Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kershner Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kershner Securities, LLC's financial statements. The supplemental information is the responsibility of Kershner Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kershner Securities, LLC's auditor since 2018.

Austin, Texas
February 26, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	11,600
Receivable from clearing organization		66,988
Referral fees receivable		333,678
Receivables from related entities		20,446
Total assets	$	432,712

Liabilities and member's equity

Accounts payable	$	16,972
Other accrued expenses		7,898
Payable to related entities		26,481
Total liabilities		51,351
Member's equity		381,361
Total liabilities and member's equity	$	432,712

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Operations
December 31, 2024

Revenue		
Referral fees	$	3,276,484
Related party service fee income		168,312
Total revenue		3,444,796
Expenses		
Related party labor allocation		288,532
Commissions and clearing fees		312,336
Related party communications and technology allocation		14,303
Related party occupancy allocation		27,191
Regulatory fees and expenses		20,161
Related party other expenses		1,103
Other expenses		80,366
Total expenses		743,992
Other income		531,000
Income before income tax expense		3,231,804
Franchise taxes		11,588
Net income	$	3,220,216

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Changes in Member's Equity
December 31, 2024

Balance at December 31, 2023	$	1,688,145
Capital distributions		(4,527,000)
Net income		3,220,216
Balance at December 31, 2024	$	381,361

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Cash Flows
December 31, 2024

Cash flows from operating activities:

Net income	$	3,220,216
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organization		1,204,752
Receivable from related entities		251,164
Other receivables		(196,610)
Accounts payable		(2,977)
Other accrued expenses		(30,192)
Payable to related entities		354
Net cash provided by operating activities		4,446,707

Cash flows from financing activities:

Capital distributions		(4,527,000)
Net cash used in financing activities		(4,527,000)
Net change in cash and cash equivalents		(80,293)
Cash and cash equivalents at beginning of year		91,893
Cash and cash equivalents at end of year	$	11,600

Supplemental disclosures of cash flow information:

Cash paid during the year for:		
Interest	$	-
Franchise taxes	$	12,391

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

Note 1 - Nature of Business

Kershner Securities, LLC (the "Company"), was organized as a Delaware Limited Liability Company on February 22, 2008. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is Kershner Trading Group, LLC, ("KTG", the "Parent", or the "Member").

The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, Goldman Sachs Execution & Clearing, L.P ("Goldman"). There were no revenues from this source for the year ended December 31, 2024.

In November 2023, the Company entered into a Referral and Commission Sharing Agreement ("RCSA") with T3 Trading Group, LLC ("T3TG") to refer certain of its related party clients for execution services relating to the purchase and sale of exchange listed equity securities and options contracts. Under this T3TG agreement, the Company will be paid a portion of the commissions and other related transactional income for transactions executed by T3TG.

In April 2024, the Company entered into a Services Agreement ("SA") with Fifth Lane Capital, LP ("FLC") to collect service fees on transactions based on shares traded. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, Velocity Clearing, LLC.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's critical accounting estimates affecting the financial statements include the allocation of income and expenses with affiliated entities.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivable from Clearing Organization

For the trading activity business the Company introduces to Goldman on behalf of its customer the transactions are cleared on a fully disclosed basis through its clearing broker-dealer, Goldman Sachs

Execution & Clearing, L.P. At December 31, 2024, the amount receivable from Goldman totaled $66,988 consisting of fees and commissions earned and collected on securities transactions for the Company.

Referral Fee Receivable

The Company has a RCSA with T3TG on referred business of a related party. At December 31, 2024, the amount of the referral fee receivable from T3TG totaled $333,678 earned on securities transactions. As of February 2025, the amount has been collected in full.

Receivables from Related Entities

The Company entered into a Services Agreement with Fifth Lane Capital, LP. At December 31, 2024, the amount of the receivable from FLC total $20,446 consisting of service fees on securities transactions.

Revenue

Revenue includes related party brokerage commissions, referral fees from referred customers and related party services fees. Purchases and sales of securities, and commission revenue and expense, are recorded on a trade date basis. Revenue also includes referral fees and dividends. Referral fees are recorded as earned and dividends are recorded on the ex-dividend date.

Related Party Brokerage Commissions

The Company serves as an introducing broker-dealer and will charge a commission for the purchases and sales transactions of its related party customer. Related party commissions and clearing expenses are recorded on the trade date (the date that the trade order is filled with a counterparty and confirmed with the related party customer.) The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and/or purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. There were no revenues from this source for the year ended December 31, 2024.

Referral Fees

The Company serves a source of referrals to T3TG and receives a referral fee for the purchases and sales transactions of its referred customer. Referral fees are recorded when earned based on when the Company's performance obligations under the RCSA are deemed to have been met.. The Company believes that the performance obligations are satisfied when T3TG accepts the referral and on the trade date of the underlying financial transaction executed by the referred customer, when the risks and rewards of ownership have transferred to/from the customer. The Company earned revenue from referrals in the amount of $3,276,484 for the year ended December 31, 2024.

Related Party Service Fees

The Company serves as a source of trading related services and support for FLC and receives a service fee based on the number of shares transacted. Service fees are recorded when earned based on when the Company's performance obligations under the Service Agreement are deemed to have been met. The Company believes that the performance obligation is satisfied on the trade date of the underlying financial transaction and/or purchaser is identified, the pricing is agreed upon and the risks and rewards of

ownership have transferred to/from the customer. The Company earned revenue from service fees in the amount of $168,312 for the year ended December 31, 2024.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and receivables from the clearing organization. Receivables from the clearing organization represent cash deposited and commissions receivable from the organization, $500,000 of which are insured from theft by the Securities Investor Protection Corporation.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2024.

Income Taxes

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for a pro rata allocation of the Texas margin tax, which is filed with the Parent. The Company has recorded $11,588 of Texas margin tax expense for the year ended December 31, 2024.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a positions are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of December 31, 2024.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivable from clearing organization, accounts payable and accrued expenses approximated fair market value at December 31, 2024 due to their relatively short maturities and prevailing market terms.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or lass. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is the Company's FINOP.

Note 3 - Member's Equity

The Company has one class of membership interest and the sole member of the Company is Kershner Trading Group, LLC.

The Member makes capital contributions to the Company as it may determine from time to time. No interest accrues on such contributions and the Member does not have the right to withdraw, or be repaid on its contributions, except as provided in the LLC Agreement.

Capital account withdrawals and distributions are made in accordance with the LLC Agreement. Capital distributions to its Member can be made under a capital distribution policy approved by the Member.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2024, the Company had net capital of $347,915 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.1476 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Related Party Transactions

The Company has an Intercompany Administrative Services Agreement ("Agreement") with its Parent. The Agreement provides for the pro rata sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. The parties have agreed to share the fees and costs allocated to the Company. The Parent invoices the Company for those expenses monthly. The

Company incurred $193,581 of expense under this agreement for the year ended December 31, 2024, of which $14,202 was payable at December 31, 2024.

The Company entered into a Technology Services Agreement ("Technology Agreement") to outsource all of its technology needs to Kershner Technology and Innovation, LLC, which is wholly owned by the Parent. The Technology Agreement provides for a monthly fixed fee of $1,000. Additionally, the Technology Agreement calls for technology support and a pro rata sharing of administrative and other personnel based on a predetermined percentage of personnel cost. The Company incurred $48,552 of expense under this agreement for the year ended December 31, 2024, of which $4,046 was payable at December 31, 2024.

The Company has an Intercompany Administrative Services Agreement ("Agreement") with Kershner Equities, LLC ("Equities"). The Agreement provides for the pro rata sharing of expenses if applicable and other personnel and ancillary services. The parties have agreed to share the fees and costs allocated to the Company. Equities invoices the Company for those expenses monthly. The Company incurred $88,996 of expense under this agreement for the year ended December 31, 2024, of which $8,233 was payable at December 31, 2024.

The Company has agreements to provide electronic trading services to Kershner Trading Americas, LLC and Kershner Trading Americas II, LLC (collectively "Americas"), both are wholly owned by the Parent. At December 31, 2024 there were no transactions related to the agreement.
Related party other income is discussed above in Note 2 – Significant Accounting Policies.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2024, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7 – Other Income

In May 2024 , the Company received an exchange fee credit in the amount of $531,000. The credit was for fees erroneously charged by the clearing broker dealer in the years 2020 – 2024 for sponsored access in which the Company terminated this service in 2020. The Company recorded the credit as other income on the Statement of Operations in accordance with ASC 450-30, Gain Contingencies.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through February 26, 2025, the date the consolidated financial statements were available to be issued. Subsequent to the year end, the Company made a distribution to the Parent totaling $175,000.

Note 9 – Significant Customers

In 2024, two customers made up over 10% of the Company's total revenue. T3TG contributed 95% of the revenue, while FLC accounted for 5%. By December 31, 2024, T3TG represented 79% of all receivables, with FLC making up 5%

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
As of December 31, 2024

SCHEDULE I

Net capital:		
Total member's equity	$	381,361
Less:		
Receivable from related entities		20,446
Net capital before haircuts on securities positions		360,915
Other deductions		13,000
Net capital	$	347,915
Aggregate indebtedness:		
Total liabilities	$	51,351
Total aggregate indebtedness	$	51,351
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirement	$	247,915
Ratio: Aggregate indebtedness to net capital		0.1476 to 1

The above computation does not differ from the Computation of Net Capital under Rule 15c3-1 as of December 31, 2024 as recorded by Kershner Securities, LLC on Form X-17A-5, as amended and filed on February 26, 2025. Accordingly, no reconciliation is deemed necessary.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Schedule II and Schedule III
December 31, 2024

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in Question 8 on the related FAQ released by SEC staff.. The Company does not hold funds or securities for or owe money or securities to customers.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in Question 8 on the related FAQ released by SEC staff.. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of Kershner Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kershner Securities, LLC a Wholly Owned Subsidiary of Kershner Trading Group, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Kershner Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Kershner Securities, LLC stated that Kershner Securities, LLC met the identified exemption provision throughout the most recent fiscal year of December 31, 2024 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct mutual fund business in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kershner Securities, LLC's management is responsible for compliance with the exemption provision and its statements and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kershner Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 26, 2025



Kershner Securities, LLC's Exemption Report

Kershner Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to direct mutual fund business in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Kershner Securities, LLC

I, Jon B. Sanderson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

February 26, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and
Member of Kershner Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Kershner Securities, LLC, a Wholly Owned Subsidiary of Kershner Trading Group, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting the following difference: total revenues per the Form SIPC-7 were $3,425,266 and total revenues per the audited financial statements were $3,444,796, a difference of ($19,530).

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting following differences: no differences;

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 26, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
KERSHNER SECURITIES LLC   8-67922

For the fiscal period beginning _____1/1/2024_____ and ending __12/31/2024__

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 3,425,266.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 3,425,266.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

  Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income $ 18,824.00

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 18,824.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 18,824.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 3,406,442.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 5,109.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 2,205.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00	
b	Any other overpayments applied	$ 0.00	
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 2,205.00	
d	Add lines 11a through 11c	$ 2,205.00	
12	**LESSER** of line 10 or 11d.		$ 2,205.00
13 a	Amount from line 8	$ 5,109.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 2,205.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 2,904.00
14	Interest (see instructions) for ___0___ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 2,904.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-67922	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	KERSHNER SECURITIES LLC 1825-B KRAMER LANE STE 200 AUSTIN, TX 78758-4281 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

KERSHNER SECURITIES LLC	Jon B. Sanderson
(Name of SIPC Member)	(Authorized Signatory)
2/25/2025	jsanderson@kershnertrading.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.